United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Uniti Group Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91325V108

(CUSIP Number)

Searchlight II CLS, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151

Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91325V108	13D	Page 1 of 4 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016 (the “Statement”), relating to the common stock, $0.0001 par value per share, of Uniti Group Inc., formerly known as Communications Sales & Leasing Inc. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1.	Security and Issuer.

Item 1 of the Statement is amended and restated in its entirety as follows:

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Uniti Group Inc. (the “Issuer”), formerly known as Communications Sales & Leasing Inc., whose principal executive offices are located at 10802 Executive Center Drive, Benton Building Suite 300, Little Rock, AR 72211.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and restated in its entirety as follows:

Board Representation

Pursuant to the terms of the Governance Letter Agreement, on August 9, 2016, Searchlight II CLS, L.P. (“Searchlight CLS”) appointed Andrew Frey to serve on the Issuer’s Board of Directors.

Credit Agreement and Security Agreement

On May 16, 2017, Searchlight CLS entered into a Credit Agreement with UBS AG, London Branch, as lender (“UBS”), pursuant to which UBS agreed to make available to Searchlight CLS a term loan facility in aggregate principal amount not to exceed $40,000,000. The term loan facility will mature on June 7, 2019, but may be prepaid under certain circumstances.

Also on May 16, 2017, Searchlight CLS entered into an Amended and Restated Security Agreement (the “Security Agreement”) with UBS pursuant to which Searchlight CLS has agreed to pledge its shares of the Issuer’s Common Stock, among other assets, as collateral to secure its obligations under the Credit Agreement.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 91325V108	13D	Page 2 of 4 Pages

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Governance Letter Agreement, the Reporting Persons or their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors, shareholders of the Issuer, and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Credit Agreement and Security Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 27, 2016).

CUSIP No. 91325V108	13D	Page 3 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2017

Searchlight II CLS, L.P.

By:	Searchlight II CLS GP, LLC, its general partner

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

Searchlight II CLS GP, LLC

By:	/s/ Nadir Nurmohamed
Name:	Nadir Nurmohamed
Title:	Authorized Signatory

SC II CLS, L.P.

By:	Searchlight Capital Partners II GP, L.P.,
its general partner
By:	Searchlight Capital Partners II GP, LLC,
its general partner

By:	/s/ Eric Zinterhofer
Name:	Eric Zinterhofer
Title:	Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.

By:	Searchlight Capital Partners II GP, L.P.,
its general partner
By:	Searchlight Capital Partners II GP, LLC,
its general partner

By:	/s/ Eric Zinterhofer
Name:	Eric Zinterhofer
Title:	Authorized Signatory

CUSIP No. 91325V108	13D	Page 4 of 4 Pages

Searchlight Capital II PV, L.P.

By:	Searchlight Capital Partners II GP, L.P.,
its general partner
By:	Searchlight Capital Partners II GP, LLC,
its general partner

By:	/s/ Eric Zinterhofer
Name:	Eric Zinterhofer
Title:	Authorized Signatory

Searchlight Capital Partners II GP, L.P.

By:	Searchlight Capital Partners II GP, LLC,
its general partner

By:	/s/ Eric Zinterhofer
Name:	Eric Zinterhofer
Title:	Authorized Signatory

Searchlight Capital Partners II GP, LLC

By:	/s/ Eric Zinterhofer
Name:	Eric Zinterhofer
Title:	Authorized Signatory